Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Akorn, Inc.
Lake Forest, Illinois

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 of our report dated May 9, 2016, relating to the consolidated financial statements, the effectiveness of Akorn, Inc.’s internal control over financial reporting, and schedules of Akorn, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 . Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

/s/ BDO USA, LLP
Chicago, IL

January 10, 2017